Exhibit 8.1

List of Principal Subsidiaries

Subsidiaries	Place of Incorporation
World Media and Entertainment Group	Cayman Islands
WME Assets Group	Cayman Islands
WME Property Investment Holdings Limited	British Virgin Islands
Easy Advance Developments Limited	British Virgin Islands
Cosmic Gold Limited	British Virgin Islands
WME Properties Limited	British Virgin Islands
DHI Downtown Pte. Ltd.	Singapore
DHI Holdings (S) Pte. Ltd.	Singapore
Dense Globe Investments Limited	British Virgin Islands
Fine Cosmos Development Limited	Hong Kong
Wonderful Time with Co. Ltd	Cayman Islands
WME Direct Investment Limited	British Virgin Islands
L’Officiel Group Inc.	Cayman Islands
L’Officiel Publishing Group Inc.	U.S.
L’Officiel France Publishing Inc.	France
L’Officiel Publishing Italia SPL	Italy
TGE SpiderNet Capital Group LLC TGE Value Creative Solutions Corp The Art Newspaper Group Inc.	Cayman Islands Cayman Islands Cayman Islands
The Art Newspaper SA	Switzerland
The Art Newspaper Limited	United Kingdom